File No. 812-14430

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTION 17(d) AND SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 17(d) AND SECTION 57(a)(4) OF THE ACT AND RULE 17d-1 UNDER THE ACT

NEXPOINT CAPITAL, INC.

NEXPOINT CREDIT STRATEGIES FUND

NEXPOINT ADVISORS, L.P.

HIGHLAND MULTI STRATEGY CREDIT FUND, L.P.

HIGHLAND CAPITAL HEALTHCARE PARTNERS (MASTER), L.P.

HIGHLAND CAPITAL MANAGEMENT, L.P.

HIGHLAND CAPITAL HEALTHCARE ADVISORS, L.P.

ACIS CAPITAL MANAGEMENT, L.P.

300 Crescent Court

Suite 700

Dallas, Texas 75201

(972) 628-4100

All Communications, Notices and Orders to:

Brian Mitts

300 Crescent Court

Suite 700

Dallas, Texas 75201

(972) 628-4100

Copies to:

Brian D. McCabe, Esq.

Ropes & Gray, LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

(617) 951-7801

Email: brian.mccabe@ropesgray.com

March 18, 2016

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)

NEXPOINT CAPITAL, INC.	)
NEXPOINT CREDIT STRATEGIES FUND	)
NEXPOINT ADVISORS, L.P.	)
HIGHLAND MULTI STRATEGY CREDIT FUND, L.P.	)
HIGHLAND CAPITAL HEALTHCARE PARTNERS	)
(MASTER), L.P.	)
HIGHLAND CAPITAL MANAGEMENT, L.P.	)	AMENDMENT NO. 4 TO THE
HIGHLAND CAPITAL HEALTHCARE ADVISORS, L.P.	)	APPLICATION FOR AN ORDER
ACIS CAPITAL MANAGEMENT, L.P.	)	PURSUANT TO SECTION 17(d) AND
	)	SECTION 57(i) OF THE INVESTMENT
300 Crescent Court	)	COMPANY ACT OF 1940 AND RULE
Suite 700)		17d-1 UNDER THE ACT TO PERMIT
Dallas, Texas 75201)		CERTAIN JOINT TRANSACTIONS
(972) 628-4100)		OTHERWISE PROHIBITED BY SECTION
	)	17(d) AND SECTION 57(a)(4) OF THE
File No. 812-14430)		ACT AND RULE 17d-l UNDER THE ACT
Investment Company Act of 1940)
)
)
)
)
)
)

File No. 812-14430

APPLICATION FOR AN ORDER PURSUANT TO SECTION 17(d) AND SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 17(d) AND SECTION 57(a)(4) OF THE ACT AND RULE 17d-l UNDER THE ACT

NexPoint Capital, Inc., a closed-end management investment company that has elected to be treated as a business development company (“NexPoint Capital”), NexPoint Credit Strategies Fund, a closed-end management investment company (“NHF”), (each of NexPoint Capital and NHF, an “Existing Investment Company” and collectively, the “Existing Investment Companies”), NexPoint Advisors, L.P. (“NexPoint Advisors”), Highland Multi Strategy Credit Fund, LP (“HMSCF”) and Highland Capital Healthcare Partners (Master), LP (“HCHP” and, collectively with HMSCF, the “Existing Private Funds”),1 Highland Capital Management, L.P., Highland Capital Healthcare Advisors, L.P. and Acis Capital Management, L.P. (each, a “Current Adviser to the Private Funds” and, collectively, the “Current Advisers to Private Funds,” and, the Current Advisers to Private Funds collectively with the Existing Investment Companies, NexPoint Advisors and the Existing Private Funds, the “Applicants”) hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 17(d) and Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 thereunder, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) or Section 57(a)(4) of the 1940 Act or Rule 17d-1 thereunder.

[1]	Each Existing Private Fund is a separate legal entity and would be an investment company but for section 3(c)(1) or 3(c)(7) of the 1940 Act.

In particular, the relief requested in this application (the “Application”) would allow an Investment Company2 to co-invest in the same issuers of securities (each issuer, a “portfolio company” and, collectively, the “portfolio companies”) with one or more other Investment Companies or Private Funds3 (the “Co-Investment Program”) with which it may be prohibited from co-investing by reason of Section 17(d) or Section 57 of the 1940 Act.

All existing entities that currently intend to rely on the Order have been named as Applicants and any entity that may rely on the Order in the future will comply with its terms and conditions.

I.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	The Investment Companies

1.	NexPoint Capital

NexPoint Capital is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act. NexPoint Capital was formed as a Delaware limited liability company, NexPoint Capital, LLC, in September 2013 and converted into a Delaware corporation on June 10, 2014. In connection with the conversion, NexPoint Advisors, the existing member of NexPoint Capital, LLC, became a stockholder of NexPoint Capital.4 NexPoint Capital elected in August 2014 to be treated as a business development company under the 1940 Act5 and commenced operations on September 2, 2014. NexPoint Capital’s principal place of business is 300 Crescent Court, Suite 700, Dallas, Texas 75201.

NexPoint Advisors serves as NexPoint Capital’s investment adviser. NexPoint Capital’s investment objective is to generate current income and capital appreciation primarily through investments in middle-market healthcare companies, middle-market companies in non-healthcare sectors, syndicated floating rate debt of large nonpublic and public companies and collateralized loan obligations. NexPoint Capital defines “middle-market companies” as companies with annual revenues between $50 million and $2.5 billion and “syndicated floating rate debt” refers to loans and other instruments originated by a bank to a corporation that are sold off, or syndicated, to investors in pieces. NexPoint Capital expects that its portfolio will be concentrated primarily in senior floating rate debt securities.

[2]	The term “Investment Company” means any Existing Investment Company and any future closed-end investment company that (a) is registered under the 1940 Act or has elected to be regulated as a business development company under the 1940 Act, (b) will be advised by an Adviser and (c) that intends to participate in the Co-Investment Program. “Adviser” means (a) NexPoint Advisors, (b) the Current Advisers to Private Funds and (c) any future investment adviser that controls, is controlled by or is under common control with any of NexPoint Advisors or the Current Advisers to Private Funds and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).
[3]	“Private Fund” means any Existing Private Fund or any entity (a) whose investment adviser is an Adviser, (b) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the 1940 Act and (c) that intends to participate in the Co-Investment Program.
[4]	As of June 30, 2015, NexPoint Advisors owned 87.53% of NexPoint Capital. James Dondero is the sole member of NexPoint Advisors GP, LLC, the general partner of NexPoint Advisors and may, therefore, be deemed to be an indirect owner of the shares of NexPoint Capital owned by NexPoint Advisors. As of June 30, 2015, Highland Capital Management, L.P. owned (directly and indirectly) 3.72% of NHF. In addition, James Dondero, who indirectly controls NexPoint Advisors and the Current Advisers to Private Funds, owned (directly and indirectly) 12.51% of NHF, including the 3.72% owned by Highland Capital Management, L.P., as James Dondero is the president and the director of Strand Advisors, Inc., the general partner of Highland Capital Management, L.P., and may, therefore, be deemed to be an indirect owner of shares held by Highland Capital Management, L.P.
[5]	Section 2(a)(48) of the 1940 Act defines a business development company as any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

NexPoint Capital maintains a five-member board of directors, of which four members are not “interested persons” of NexPoint Capital within the meaning of Section 2(a)(19) of the 1940 Act (the “Independent Directors”).

2.	NHF

NHF is an externally managed, closed-end, non-diversified management investment company registered under the 1940 Act. NHF was organized as a statutory trust under the laws of the State of Delaware pursuant to an Agreement and Declaration of Trust dated as of March 10, 2006 and commenced operations on June 29, 2006, following its initial public offering. NHF’s principal place of business is 200 Crescent Court, Suite 700, Dallas, Texas 75201.

NexPoint Advisors serves as NHF’s investment adviser. NHF’s investment objective is to generate current income and capital appreciation primarily through investments in: (i) secured and unsecured floating and fixed rate loans; (ii) bonds and other debt obligations; (iii) debt obligations of stressed, distressed and bankrupt issuers; (iv) structured products, including but not limited to, mortgage-backed and other asset-backed securities and collateralized debt obligations; and (v) equities.

NHF maintains a five-member board of trustees, of which four members are not “interested persons” of NHF within the meaning of Section 2(a)(19) of the 1940 Act (the “Independent Trustees”). NHF’s board of trustees is currently comprised of the same individuals as comprise NexPoint Capital’s board of directors. No Independent Director or Independent Trustee of an Investment Company will have a financial interest in any Co-Investment Transaction,6 other than indirectly through share ownership in the Investment Company.

3.	Wholly Owned Investment Subsidiaries

Each of the Investment Companies may, from time to time and as applicable, form one or more special purpose, wholly owned subsidiaries (each, a “Wholly Owned Investment Subsidiary”) (a) whose sole business purpose is to hold one or more investments and issue debt on behalf of such Investment Company, to obtain debt financing for those investments and, in the case of a Wholly Owned Investment Subsidiary organized as a small business investment company under the Small Business Investment Act of 1958 (“SBA Act”), to maintain a license under the SBA Act and issue debentures guaranteed by the Small Business Administration; (b) that is wholly owned by such Investment Company (with the applicable Investment Company at all times holding directly or indirectly, beneficially and of record, 100% of the voting and economic interests); (c) with respect to which the board of directors or board of trustees, as applicable, of such Investment Company has the sole authority to make all determinations with respect to the Wholly Owned Investment Subsidiary’s participation under the conditions to this Application; and (d) that is an entity that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. Any Wholly Owned Investment Subsidiary would be prohibited from investing in a Co-Investment Transaction with any other Investment Company or Private Fund because the Wholly Owned Investment Subsidiary would be a company controlled by the applicable Investment Company for purposes of Section 17(d) and Section 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

The Applicants request that any Wholly Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of the Investment Company of which it is a subsidiary and that the participation in any such transaction by any Wholly Owned Investment Subsidiary be treated, for purposes of the Order, as though the Investment Company of which it is a subsidiary were participating directly. The Applicants represent that this treatment is justified because any Wholly Owned Investment Subsidiary would have no purpose other than serving

[6]

“Co-Investment Transaction” means any transaction in which an Investment Company (or one of its Wholly Owned Investment Subsidiaries) participates together with one or more other Investment Companies and/or Private Funds in reliance on the requested Order. “Potential Co-Investment Transaction” means any investment opportunity in which an Investment Company (or a Wholly Owned Investment Subsidiary) could not participate together with one or more other Investment Companies and/or Private Funds without obtaining and relying on the Order.

as a holding and financing vehicle for the applicable Investment Company’s investments and, therefore, no conflicts of interest could arise between an Investment Company and its Wholly Owned Investment Subsidiary. The board of directors or board of trustees, as applicable, of an Investment Company would make all relevant determinations under the conditions of this Application with regard to the participation of such Investment Company’s Wholly Owned Investment Subsidiary in a Co-Investment Transaction, and the board of directors or the board of trustees, as applicable, of an Investment Company would be informed of, and take into consideration, any proposed use of any Wholly Owned Investment Subsidiary in such Investment Company’s place. If an Investment Company proposes to participate in the same Co-Investment Transaction with its Wholly Owned Investment Subsidiary, the board of directors or the board of trustees, as applicable, of such Investment Company will also be informed of, and take into consideration, the relative participation of the Investment Company and the Wholly Owned Investment Subsidiary.

B.	The Existing Private Funds

1.	HMSCF

HMSCF is a Delaware limited partnership that was formed on December 1, 2005 and commenced operations in December 2005. Highland Multi Strategy Credit Fund GP, L.P. serves as general partner of HMSCF. The general partner’s principal place of business is 300 Crescent Court, Suite 700, Dallas, Texas 75201. HMSCF is a Private Fund that relies on Section 3(c)(7) of the 1940 Act.

Highland Capital Management, L.P. serves as the investment adviser to HMSCF and Acis Capital Management, L.P. serves as the investment sub-adviser to HMSCF. HMSCF’s investment objective is to seek attractive risk-adjusted returns, consistent with the preservation of capital and prudent investment management. Highland Capital Management, L.P. and Acis Capital Management, L.P. intend for debt securities to be HMSCF’s primary focus, with a target allocation of 40% to 60% of the net asset value of HMSCF. HMSCF may invest in (i) debt and debt-like securities (including debt securities of varying maturities, debt securities paying a fixed or fluctuating rate of interest, inflation-indexed bonds, structured notes, loan assignments, loan participations, asset-backed securities, collateralized loan obligation (“CLO”) securities (including rated and unrated, debt, equity and preference share instruments relating to collateralized loan obligations), debt securities convertible into equity securities, and securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, by foreign governments or international agencies or supranational entities or by domestic or private issuers), and (ii) equity and equity-like securities (including common stock, preferred stock, securities convertible into common stock, rights and warrants or securities or other instruments whose price is linked to the value of common stock, equity or subordinated tranches of asset-backed securities, including CLOs, and life settlement policies and other instruments that have equity-like characteristics).

2.	HCHP

HCHP registered as an exempted limited partnership pursuant to the Exempted Limited Partnership Law of the Cayman Islands on February 1, 2011 and commenced operations in February 2011. Highland Capital Healthcare Partners GP, LLC serves as general partner of HCHP. The general partner’s principal place of business is 300 Crescent Court, Suite 700, Dallas, Texas 75201.

HCHP is a Private Fund which relies on Section 3(c)(1) of the 1940 Act.

Limited partner interests in HCHP have not been and will not be registered under the Securities Act of 1933, as amended (the “1933 Act”), or the securities laws of any of the states of the United States. The offering and any potential sale of limited partner interests will be made in reliance upon an exemption from the registration requirements of the 1933 Act for offers and sales of securities which do not involve any public offering and analogous exemptions under state securities laws. HCHP’s partnership interests are currently held exclusively by two “feeder funds” as limited partners, as well as Highland Capital Healthcare Partners GP, LLC, as the general partner.

HCHP’s investment objective is to seek consistent risk adjusted returns on capital primarily through buying long and selling short public equity securities in the healthcare sector.

NexPoint Advisors expects that certain portfolio companies that are appropriate investments for a Private Fund may also be appropriate for one or more Investment Companies, with certain exceptions based on available capital or diversification. An Investment Company, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to it.

C.	The Advisers

1.	NexPoint Advisors

NexPoint Advisors was organized as a limited partnership under the Delaware Revised Uniform Limited Partnership Act on March 20, 2012 and is privately held. NexPoint Advisors is registered with the Commission pursuant to Section 203 of the Advisers Act and also serves as administrator to NexPoint Capital. NexPoint Advisors has entered into an agreement with Highland Capital Management, L.P., its affiliate, pursuant to which Highland Capital Management, L.P. makes available to NexPoint Advisors experienced investment professionals and other resources of Highland Capital Management, L.P. and its affiliates. NexPoint Advisors is an affiliate of, and indirectly controlled by, Mr. James Dondero, the president of NexPoint Capital and a portfolio manager of each of NexPoint Capital and NHF.

NexPoint Advisors currently manages the investment activities of NexPoint Capital and NHF pursuant to investment advisory agreements with each of NexPoint Capital and NHF. NexPoint Advisors is responsible for determining the composition and allocation of NexPoint Capital’s and NHF’s portfolios, the nature and timing of the changes to such portfolios and the manner of implementing such changes; identifying, evaluating and negotiating the structure of the investments NexPoint Capital and NHF make (including performing due diligence on prospective portfolio companies); determining the securities and other assets that NexPoint Capital or NHF purchases, retains or sells; and closes, monitors and administers the investments NexPoint Capital or NHF makes, including the exercise of any voting or consent rights.

2.	Current Advisers to the Private Funds

(i)	Highland Capital Management, L.P.

Highland Capital Management, L.P. was organized as a limited partnership under the Delaware Revised Uniform Limited Partnership Act on July 7, 1997 and is privately held. Highland Capital Management, L.P. is registered with the Commission pursuant to Section 203 of the Advisers Act. Highland Capital Management, L.P. is an affiliate of, and indirectly controlled by, Mr. James Dondero.

Highland Capital Management, L.P. currently manages the investment activities of HMSCF pursuant to an investment advisory agreement with HMSCF. Highland Capital Management, L.P. is responsible for determining the composition and allocation of HMSCF’s portfolio, the nature and timing of the changes to such portfolio and the manner of implementing such changes; identifying, evaluating and negotiating the structure of the investments that HMSCF makes (including performing due diligence on prospective portfolio companies); determining the securities and other assets that HMSCF purchases, retains or sells; and closes, monitors and administers the investments that HMSCF makes, including the exercise of any voting or consent rights. Highland Capital Management, L.P. also supervises the services performed by Acis Capital Management, L.P., which are described below.

(ii)	Acis Capital Management, L.P.

Acis Capital Management, L.P. was organized as a limited partnership under the Delaware Revised Uniform Limited Partnership Act on May 27, 2010 and is privately held. Acis Capital Management, L.P. is registered with the Commission pursuant to Section 203 of the Advisers Act. Acis Capital Management, L.P. is an affiliate of, and indirectly controlled by, Mr. James Dondero.

Acis Capital Management, L.P. currently provides sub-advisory services to HMSCF, subject to the supervision of Highland Capital Management, L.P., pursuant to a sub-advisory agreement with Highland Capital Management, L.P. Acis Capital Management, L.P. is responsible for providing to Highland Capital Management, L.P. investment research and analysis and assisting Highland Capital Management, L.P. in conducting a continuous program of evaluation, investment, sales and reinvestment support with respect to the assets of HMSCF.

(iii)	Highland Capital Healthcare Advisors, L.P.

Highland Capital Healthcare Advisors, L.P. was organized as a limited partnership under the Delaware Revised Uniform Limited Partnership Act on March 4, 2010 and is privately held. Highland Capital Healthcare Advisors, L.P. is registered with the Commission pursuant to Section 203 of the Advisers Act. Highland Capital Healthcare Advisors, L.P. is an affiliate of, and indirectly controlled by, Mr. James Dondero.

Highland Capital Healthcare Advisors, L.P. currently manages the investment activities of HCHP pursuant to an investment advisory agreement with HCHP. Highland Capital Healthcare Advisors, L.P. is responsible for determining the composition and allocation of HCHP’s portfolio, the nature and timing of the changes to such portfolio and the manner of implementing such changes; identifying, evaluating and negotiating the structure of the investments that HCHP makes (including performing due diligence on prospective portfolio companies); determining the securities and other assets that HCHP purchases, retains or sells; and closes, monitors and administers the investments that HCHP makes, including the exercise of any voting or consent rights.

II.	RELIEF FOR PROPOSED CO-INVESTMENTS

A.	Co-Investment in Portfolio Companies by the Investment Companies and the Private Funds

1.	Mechanics of the Co-Investment Program

As described above, NexPoint Advisors and the Current Advisers to Private Funds manage the Existing Investment Companies and the Existing Private Funds pursuant to their respective investment advisory or sub-advisory agreements. NexPoint Advisors anticipates that it will determine that certain investments it recommends to an Investment Company would also be appropriate investments for one or more other Investment Companies or Private Funds. Likewise, each of the Current Advisers to Private Funds anticipates that it will determine that certain investments it recommends to the Existing Private Funds would also be appropriate investments for one or more Investment Companies. Such a determination may result in an Investment Company co-investing in certain investments with one or more other Investment Companies or Private Funds.

Upon issuance of the requested Order, the Adviser of another Investment Company or a Private Fund will refer to the Adviser of an Investment Company all Potential Co-Investment Transactions within such Investment Company’s then-current investment objectives and strategies (as described in its registration statement on Form N-2 and other filings made with the Commission by such Investment Company under the 1933 Act or the 1940 Act, any reports filed by such Investment Company with the Commission under the Securities Exchange Act of 1934, as amended (the “1934 Act”) or the 1940 Act and such Investment Company’s reports to stockholders, the “Objectives and Strategies”) that are considered for such other Investment Company or Private Fund, and such investment opportunities may result in a Co-Investment Transaction. For each such referral, the applicable Adviser will consider the investment objective, investment policies, investment position, investment strategies, investment restrictions, regulatory and tax requirements, capital available for investment and other pertinent factors applicable to such Investment Company. Likewise, when selecting investments for a Private Fund, the applicable Adviser to the Private Fund will select investments separately for the Private Fund, considering the investment objective, investment policies, investment position, investment strategies, investment restrictions, regulatory and tax requirements, capital available for investment and other pertinent factors applicable to such Private Fund.

Each Co-Investment Transaction would be allocated between the Investment Companies and the Private Funds participating in the Co-Investment Transaction pursuant to written allocation policies and procedures adopted by the Advisers. Each Co-Investment Transaction and the proposed allocation of such Co-Investment Transaction would be approved prior to the actual investment by the required majority (within the meaning of Section 57(o) of the 1940 Act) (the “Required Majority”) of the Investment Company’s board of directors or board of trustees, as applicable. If the aggregate amount recommended for investment by all Investment Companies and Private Funds participating in a Co-Investment Transaction exceeds the amount of the actual investment opportunity, then the investment opportunity will be allocated among them pro rata based on each party’s capital available for investment in the asset class being allocated of the parties involved in the investment opportunity, up to the amount proposed to be invested by each party.

An Investment Company’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by such Investment Company’s board of directors or board of trustees, as applicable, or imposed by applicable laws, rules, regulations or interpretations. Likewise, a Private Fund’s capital available for investment is determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Private Fund’s Adviser or imposed by applicable laws, rules, regulations or interpretations.

Any party that desires to make a “follow-on investment” (i.e., an additional investment in an existing portfolio company, including through the exercise of warrants, conversion privileges or other rights to acquire securities of the portfolio company) in a portfolio company whose securities were acquired by an Investment Company in a Co-Investment Transaction, or that desires to sell, exchange or otherwise dispose of an investment acquired in a Co-Investment Transaction, will adhere to the conditions contained in this Application. The Co-Investment Program requires that the terms, conditions, price, class of securities, settlement date and registration rights applicable to each Investment Company be the same as those applicable to each other Investment Company’s or any Private Fund’s investment.

With respect to pro rata dispositions and follow-on investments provided in conditions 7 and 8, an Investment Company may participate in a pro rata disposition or follow-on investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of such Investment Company and each other Investment Company or Private Fund in such disposition or follow-on investment is proportionate to its outstanding investments in the issuer immediately preceding the disposition or follow-on investment, as the case may be; and (ii) the board of directors or board of trustees, as applicable, of the Investment Company has approved such Investment Company’s participation in pro rata dispositions and follow-on investments as being in the best interests of the Investment Company. If such board does not so approve, any such disposition or follow-on investment will be submitted to the directors or trustees of the Investment Company who are eligible to vote under Section 57(o) of the 1940 Act (the “Eligible Directors”).7 The board of directors or board of trustees, as applicable, of an Investment Company may at any time rescind, suspend or qualify its approval of pro rata dispositions and follow-on investments, with the result that all dispositions and/or follow-on investments must be submitted to the Eligible Directors of such Investment Company.

2.	Reasons for Co-Investing

It is expected that co-investment in portfolio companies by the Investment Companies and the Private Funds will increase favorable investment opportunities for each participant. The Co-Investment Program will be effected for an Investment Company only if it is approved by the Required Majority of such Investment Company’s board of directors or board of trustees, as applicable, on the basis that it would be advantageous for the Investment Company to have the additional capital from other Investment Companies or from the Private Funds available to meet the funding requirements of attractive investments in portfolio companies. Registered investment companies and business development companies that make investments of the type contemplated by the Investment Companies typically limit their participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudential limits on exposure in a single investment. In view of the foregoing, in cases where NexPoint Advisors identifies investment opportunities requiring larger capital commitments, it must seek the participation of other entities with similar investment styles. The availability of the other Investment Companies and the Private Funds as investing partners of such Investment Company may alleviate some of that necessity in certain circumstances.

[7]	In the case of an Investment Company that is a registered closed-end fund, the directors or trustees that make up the Required Majority will be determined as if the Investment Company were a BDC subject to Section 57(o).

An Investment Company could lose some investment opportunities if it is unable to provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by NexPoint Advisors due to the applicable Investment Company’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). By reducing the number of occasions on which an Investment Company’s individual or aggregate investment limits require NexPoint Advisors to arrange a syndication with unaffiliated entities, such Investment Company will likely be required to forego fewer suitable investment opportunities. With the assets of other Investment Companies and the Private Funds available for co-investment, there should be an increase in the number of opportunities accessible to each Investment Company.

NexPoint Advisors and the board of directors or board of trustees, as applicable, of each Investment Company believe that it would be advantageous for such Investment Companies to co-invest with the other Investment Companies and the Private Funds and that such investments would be consistent with the investment objective, investment policies, investment position, investment strategies, investment restrictions, regulatory and tax requirements, capital available for investment and other pertinent factors applicable to such Investment Company.

NexPoint Advisors also believes that co-investment by the Investment Companies with the other Investment Companies and the Private Funds will afford each Investment Company the ability to achieve greater diversification and, together with the Private Funds, the opportunity to exercise greater influence on the portfolio companies in which the Investment Companies and the Private Funds co-invest.

B.	Applicable Law

1.	Sections 17(d), 57(a)(4) and 57(i) of the 1940 Act and Rule 17d-1 thereunder

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company or a company controlled by such company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Although the Commission has not adopted any rules under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Section 57(a)(4) of the 1940 Act makes it unlawful for any person who is related to a business development company in a manner described in Section 57(b) of the 1940 Act, acting as principal, knowingly to effect any transaction in which the business development company or a company controlled by such company is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of the other participant. Rule 17d-1, as made applicable to business development companies by Section 57(i) of the 1940 Act, prohibits any person who is related to a business development company in a manner described in Section 57(b), as modified by Rule 57b-1, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the business development company is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.

In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by the registered investment company or the business development company in such joint transaction is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2.	Section 2(a)(3) and Section 57(b) of the 1940 Act

Section 2(a)(3) of the 1940 Act specifies the persons to whom the prohibitions of Section 17(d) of the 1940 Act apply, including: (1) any person directly or indirectly owning, controlling or holding with power to vote five percent or more of the outstanding voting securities of a registered investment company; (2) any person five percent or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote by a registered investment company; (3) any person directly or indirectly controlling, controlled by or under common control with8 such registered investment company; (4) any officer, director, partner, copartner or employee of a registered investment company; and (5) any investment adviser, or any member of an advisory board, of a registered investment company.

Section 57(b) of the 1940 Act specifies the persons to whom the prohibitions of Section 57(a)(4) of the 1940 Act apply, including: (1) any director, officer, employee or member of an advisory board of a business development company or any person (other than the business development company itself) who is, within the meaning of Section 2(a)(3)(C) of the 1940 Act, an affiliated person9 of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by or under common control with a business development company (except the business development company itself and any person who, if it were not directly or indirectly controlled by the business development company, would not be directly or indirectly under the control of a person who controls the business development company), or any person who is, within the meaning of Section 2(a)(3)(C) of the 1940 Act an affiliated person of such person.

C.	Need for Relief

Transactions effected as part of the Co-Investment Program for each Investment Company could be prohibited by Section 17(d) and Section 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder without a prior exemptive order of the Commission to the extent that the other Investment Companies or Private Funds, as applicable, fall within the category of persons described by Section 2(a)(3) or Section 57(b), as applicable, of the 1940 Act. NexPoint Advisors and any other Investment Company or Private Fund that it advises could be deemed to be persons related to such Investment Company in a manner described by Section 2(a)(3) or Section 57(b), as applicable, and, therefore, prohibited by Section 17(d) or Section 57(a)(4), as applicable, and Rule 17d-1 from participating in the Co-Investment Program. In addition, because the other Advisers are “affiliated persons” of NexPoint Advisors, such Advisers, the Investment Companies and Private Funds advised by any of them could be deemed to be persons related to such Investment Company in a manner described by Section 2(a)(3) or Section 57(b), as applicable, and also prohibited from participating in the Co-Investment Program. Finally, because any Wholly Owned Investment Subsidiary will be controlled by an Investment Company, it will subject to Section 17(d) or Section 57(a)(4), and thus also subject to the provisions of Rule 17d-1.

D.	Requested Relief

Accordingly, the Applicants respectfully request an Order of the Commission, pursuant to Section 17(d) and Section 57(i) of the 1940 Act and Rule 17d-1 thereunder, permitting the Investment Companies and the Private Funds to participate in the Co-Investment Program.

[8]	Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The definition of “control” clarifies that any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25% of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.
[9]	Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person as any person directly or indirectly controlling, controlled by, or under common control with, such other person.

E.	Precedents

The Commission has granted co-investment relief in the past.10 Although various precedents involve somewhat different allocation formulae, approval procedures and presumptions for co-investment transactions to protect the interests of public investors in the registered investment companies and business development company applicants than those described in this Application, the Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. We note, in particular, that the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed by Garrison Capital, Inc. and its affiliates, for which an order was granted on January 12, 2015, Fifth Street Finance Corp. and its affiliates, for which an order was granted on September 9, 2014, Solar Capital Ltd. and its affiliates, for which an order was granted on July 28, 2014, WhiteHorse Finance, Inc. and its affiliates, for which an order was granted on July 8, 2014, PennantPark Investment Corporation and its affiliates, for which an order was granted on April 15, 2014, Medley Capital Corporation and its affiliates, for which order was granted on November 25, 2013, and Stellus Capital Investment Corporation and its affiliates, for which an order was granted on October 23, 2013.11

F.	The Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) of the 1940 Act and made applicable to business development companies by Section 57(i) of the 1940 Act. Rule 17d-1(a) under the 1940 Act permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a registered investment company or business development company or a company controlled by such registered investment company or business development company is a participant if an application regarding the joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Rule 17d-1(b) under the 1940 Act states that in passing upon applications under such rule, the Commission shall consider whether the participation by the investment company or controlled company in such joint enterprise, joint

[10]	E.g., Garrison Capital, Inc., et al. (File No. 812-14097), Release No. IC-31409 (January 12, 2015) (order), Release No. IC-31373 (December 15, 2014) (notice); TPG Specialty Lending, Inc., et al. (File No. 812-13980), Release No. IC-31379 (December 16, 2014) (order), Release No. IC-31338 (November 18, 2014) (notice); Monroe Capital Corporation, et al. (File No. 812-14028), Release No. IC-31286 (October 15, 2014) (order), Release No. IC- 31253 (September 19, 2014) (notice); Fifth Street Finance Corp., et al. (File No. 812-14132), Release No. IC-31247 (September 9, 2014) (order), Release No. IC-31212 (August 14, 2014) (notice); Solar Capital Ltd., et al. (File No. 812-14195), Release No. IC-31187 (July 28, 2014) (order), Release No. IC-31143 (July 1, 2014) (notice); White Horse Finance Inc., et al. (File No. 812-14120), Release No. IC-31152 (July 8, 2014) (order), Release No. IC-31080 (June 12, 2014) (notice); PennantPark Investment Corporation, et al. (File No. 812-14134), Release No. IC-31015 (April 15, 2014) (order); Release No. IC 30985 (Mar. 19, 2014) (notice); HMS Income Fund Inc., et al. (File No. 812-14016), Release No. IC-31016 (April 15, 2014) (order); Release No. IC 30984 (Mar. 18, 2014) (notice); NF Investment Corp., et al. (File No. 812-14161), Release No. IC 30968 (Feb. 26, 2014) (order), Release No. IC 30900 (Jan. 31, 2014) (notice); Prospect Capital Corporation, et al. (File No. 812-14199), Release No. IC 30909 (Feb. 10, 2014) (order), Release No. IC 30855 (Jan. 13, 2014); Medley Capital Corporation, et al. (File No. 812-14020), Release No. IC 30807 (Nov. 25, 2013) (order), Release No. IC 30769 (Oct. 28, 2013) (notice); Stellus Capital Investment Corporation, et al. (File No. 812-14061), Release No. IC 30754 (Oct. 23, 2013) (order), Release No. IC 30739 (Sept. 30, 2013) (notice); FS Investment Corporation, et al. (File No. 812-13665), Release No. IC 30548 (June 4, 2013) (order), Release No. IC 30511 (May 9, 2013) (notice); Corporate Capital Trust, Inc., et al. (File No. 812-13844), Release No. IC 30526 (May 21, 2013) (order), Release No. IC 30494 (April 25, 2013) (notice); Gladstone Capital Corporation, et al. (File No. 812-13878), Release No. IC 30154 (July 26, 2012) (order), Release No. IC 30125 (June 29, 2012) (notice); Medley Capital Corporation, et al. (File No. 812-13787), Release No. IC-30009 (Mar. 26, 2012) (order), Release No. IC-29968 (Feb. 27, 2012) (notice); and NGP Capital Resources Company, et al. (File No. 812-13695), Release No. IC-29860 (Nov. 10, 2011) (order), Release No. IC-29831 (Oct. 7, 2011) (notice).
[11]	See note 8, supra.

arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before investment, in addition to the other protective conditions set forth in this Application, will ensure that each Investment Company will be treated fairly. The conditions to which the requested relief will be subject are designed to ensure that the principals of the Advisers would not be able to favor one Investment Company or a Private Fund over the other Investment Companies through the allocation of investment opportunities between them. Because many attractive investment opportunities for an Investment Company will also be attractive investment opportunities for the other Investment Companies and the Private Funds, the Applicants submit that the Co-Investment Program presents an attractive alternative to instituting an equitable protocol for the allocation of 100% of individual investment opportunities to either a single Investment Company or to the Private Funds as opportunities arise. The Applicants submit that each Investment Company’s participation in the Co-Investment Transactions will be consistent with the provisions, policies and purposes of the 1940 Act and on a basis that is not different from, or less advantageous than, that of the other Investment Companies or the Private Funds.

If NexPoint Advisors or its principals, or any person controlling, controlled by, or under common control with NexPoint Advisors or its principals, and the Private Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of an Investment Company (the “Shares”), then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable state law affecting the Board’s composition, size, or manner of election.

Applicants believe that this condition will ensure that the Independent Directors or Independent Trustees will act independently in evaluating the Co-Investment Program, because the ability of NexPoint Advisors or its principals to influence the Independent Directors or Independent Trustees by a suggestion, explicit or implied, that the Independent Directors or Independent Trustees can be removed will be limited significantly. The Independent Directors or Independent Trustees shall evaluate and approve any independent third party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

Other than pro rata dispositions and follow-on investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the applicable Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors of the applicable Investment Company, and the Required Majority will approve each Co-Investment Transaction prior to any investment by such Investment Company.

Applicants believe that participation by the Investment Companies in pro rata dispositions and follow-on investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of the other participants. A formulaic approach, such as pro rata dispositions and follow-on investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness. The Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.12

G.	Conditions

The Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1. Each time an Adviser considers a Potential Co-Investment Transaction for a Private Fund or another Investment Company that falls within an Investment Company’s then-current Objectives and Strategies, the Investment Company’s Adviser will make an independent determination of the appropriateness of such investment for such Investment Company in light of such Investment Company’s then-current circumstances.

[12]	See e.g. the discussion in Gladstone Capital Corp., et al. application in SEC File No. 812-13878 filed on June 29, 2012.

2. (a) If the applicable Adviser deems an Investment Company’s participation in any Potential Co-Investment Transaction to be appropriate for such Investment Company, it will then determine an appropriate level of investment for such Investment Company;

(b) If the aggregate amount recommended by the applicable Adviser to be invested in such Potential Co-Investment Transaction by an Investment Company, together with the amount proposed to be invested by the other participating Investment Companies and Private Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, then the investment opportunity will be allocated among them pro rata based on each participating party’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each party. The applicable Adviser will provide the Eligible Directors of each participating Investment Company with information concerning each participating party’s available capital to assist the Eligible Directors with their review of such Investment Company’s investments for compliance with these allocation procedures; and

(c) After making the determinations required in conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by each Investment Company and each Private Fund, to the Eligible Directors of each participating Investment Company for their consideration. An Investment Company will co-invest with one or more other Investment Companies and/or Private Funds only if, prior to the Investment Company’s participation in the Potential Co-Investment Transaction, the Required Majority concludes that:

(i) the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to such Investment Company and its stockholders and do not involve overreaching in respect of such Investment Company or its stockholders on the part of any person concerned;

(ii) the Potential Co-Investment Transaction is consistent with:

(A) the interests of the stockholders of such Investment Company; and

(B) such Investment Company’s then-current Objectives and Strategies;

(iii) the investment by another Investment Company or any Private Fund would not disadvantage such Investment Company, and participation by such Investment Company would not be on a basis different from, or less advantageous than, that of any other Investment Company or Private Fund; provided, that if any other Investment Company or Private Fund, but not such Investment Company itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event will not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if

(A) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B) the Advisers agree to, and do, provide periodic reports to each Investment Company’s board of directors or board of trustees, as applicable, with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C) any fees or other compensation that any other Investment Company, Private Fund or any affiliated person of another Investment Company or Private Fund receives in connection with the right of such other Investment Company or Private Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Private Funds (which each may, in turn, share their portion with their affiliated persons) and the participating Investment Companies in accordance with the amount of each party’s investment; and

(iv) the proposed investment by the Investment Company will not benefit the other Investment Companies, the Advisers, the Private Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13; (B) to the extent permitted by Sections 17(e) or 57(k) of the 1940 Act, as applicable; (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction; or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3. Each Investment Company has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The applicable Adviser will present to the board of directors or the board of trustees, as applicable, of each Investment Company, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Investment Companies and the Private Funds during the preceding quarter that fell within such Investment Company’s then-current Objectives and Strategies that were not made available to such Investment Company and an explanation of why the investment opportunities were not offered to such Investment Company. All information presented to a board pursuant to this condition will be kept for the life of such Investment Company and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for follow-on investments made in accordance with condition 8,13 an Investment Company will not invest in reliance on the Order in any issuer in which any other Investment Company, Private Fund or any affiliated person of another Investment Company or Private Fund is an existing investor.

6. An Investment Company will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date and registration rights will be the same for each participating Investment Company and Private Fund. The grant to another participant, but not such Investment Company, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7. (a) If any Investment Company or Private Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Advisers will:

(i) notify each Investment Company that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii) formulate a recommendation as to participation by such Investment Company in any such disposition.

(b) Each Investment Company will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to any participating Private Funds and other participating Investment Companies.

(c) An Investment Company may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of such Investment Company and of each other participant in such disposition is proportionate to its outstanding investment in the issuer immediately preceding the disposition; (ii) the board of directors or board of trustees, as applicable, of such Investment Company has approved as being in the best interests of such Investment Company the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) such board is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the applicable Adviser will provide its written recommendation as to an Investment Company’s participation to the Eligible Directors of such Investment Company, and the Investment Company will participate in such disposition solely to the extent that the Required Majority determines that it is in the Investment Company’s best interests.

(d) Each Investment Company and each other participant will bear its own expenses in connection with any such disposition.

[13]	This exception applies only to follow-on investments by an Investment Company in issuers in which that Investment Company already holds investments.

8. (a) If any Investment Company or Private Fund desires to make a follow-on investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Advisers will:

(i) notify each Investment Company that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed follow-on investment, by such Investment Company.

(b) Such Investment Company may participate in such follow-on investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Investment Company and each Private Fund in such investment is proportionate to its outstanding investment in the issuer immediately preceding the follow-on investment; (ii) the board of directors or board of trustees, as applicable, of such Investment Company has approved as being in the best interests of such Investment Company the ability to participate in follow-on investments on a pro rata basis (as described in greater detail in this Application); and (iii) such board is provided on a quarterly basis with a list of all follow on investments made in accordance with this condition. In all other cases, the applicable Adviser will provide its written recommendation as to such Investment Company’s participation to the Eligible Directors, and such Investment Company will participate in such follow-on investment solely to the extent that the Required Majority determines that it is in such Investment Company’s best interests.

(c) If with respect to any follow-on investment:

(i) the amount of the opportunity is not based on the Investment Companies’ and the Private Funds’ outstanding investments immediately preceding the follow-on investment; and

(ii) the aggregate amount recommended by the applicable Adviser to be invested by each Investment Company in the follow-on investment, together with the amount proposed to be invested by the participating Private Funds in the same transaction, exceeds the amount of the opportunity, then the amount to be invested by each such party will be allocated among them pro rata based on each participating party’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each.

(d) The acquisition of follow-on investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this Application.

9. The Independent Directors or Independent Trustees, as applicable, of each Investment Company will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by the other Investment Companies and the Private Funds that the applicable Investment Company considered but declined to participate in, so that the Independent Directors or Independent Trustees, as applicable, may determine whether all investments made during the preceding quarter, including those investments which the applicable Investment Company considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Directors or Independent Trustees, as applicable, will consider at least annually the continued appropriateness for such Investment Company of participating in new and existing Co-Investment Transactions.

10. The Investment Companies will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Investment Companies were a business development company and as if each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f) of the 1940 Act.

11. No Independent Directors or Independent Trustees, as applicable, will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of any Private Fund.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Investment Companies and the Private Funds, be shared by the participating Investment Companies and the participating Private Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

13. Any transaction fee14 (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating Investment Companies and the participating Private Funds on a pro rata basis, based on the amount each invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the Co-Investment Transaction, the fee will be deposited into an account maintained by such Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and such account will earn a competitive rate of interest that will also be divided pro rata among the participating Investment Companies and the participating Private Funds based on the amount each invests in such Co-Investment Transaction. None of the Investment Companies, the Private Funds, the Advisers, nor any affiliated person of the Investment Companies or Private Funds will receive additional compensation or remuneration of any kind as a result of, or in connection with, a Co-Investment Transaction (other than (a) in the case of the participating Investment Companies and the participating Private Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C) and (b) in the case of the Advisers, investment advisory fees paid in accordance with the respective investment advisory agreements).

14. If the Holders own in the aggregate more than 25% of the outstanding voting securities of an Investment Company, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable state law affecting the Board’s composition, size, or manner of election.

III.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Brian Mitts

300 Crescent Court

Suite 700

Dallas, Texas 75201

(972) 628-4100

Please address any questions and a copy of any communications concerning this Application, the Notice and Order to:

Brian D. McCabe, Esq.

Ropes & Gray, LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

(617) 951-7801

Email: brian.mccabe@ropesgray.com

[14]	Applicants are not requesting and the staff is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

B.	Authorizations

Pursuant to Rule 0-2(c) under the 1940 Act, the Applicants hereby state that the board of directors or board of trustees of each Investment Company, by resolution duly adopted by such board on October 16, 2014 (attached hereto as Exhibit A), the general partner of each of the Advisers, and the general partner of each the Existing Private Funds have authorized to cause to be prepared and to execute and file with the Commission this Application for the Order sought hereby.

File No. 812-14430

The Applicants have caused this Application to be duly signed on their behalf on the 18th day of March, 2016.

NEXPOINT CAPITAL, INC.

By:	/s/ James Dondero
Name:	James Dondero
Title:	President and Principal Executive Officer

NEXPOINT CREDIT STRATEGIES FUND

By:	/s/ Brian Mitts
Name:	Brian Mitts
Title:	Executive Vice President, Principal Financial Officer and Principal Accounting Officer

NEXPOINT ADVISORS, L.P.
By:	NexPoint Advisors GP, LLC, its General Partner

By:	/s/ Brian Mitts
Name:	Brian Mitts
Title:	Executive Vice President

HIGHLAND MULTI STRATEGY CREDIT FUND, L.P.
By:	Highland Multi Strategy Credit Fund GP, L.P., its General Partner
By:	Highland Multi Strategy Credit GP, LLC, its General Partner
By:	Highland Capital Management, L.P., its sole member
By:	Strand Advisors, Inc., its General Partner

By:	/s/ James Dondero
Name:	James Dondero
Title:	President

HIGHLAND CAPITAL HEALTHCARE PARTNERS (MASTER), L.P.
By:	Highland Capital Healthcare Partners GP, LLC, its General Partner
By:	Highland Capital Healthcare Advisors, L.P., its sole member
By:	Highland Capital Healthcare Advisors GP, LLC, its General Partner

By:	/s/ James Dondero
Name:	James Dondero
Title:	President

HIGHLAND CAPITAL MANAGEMENT, L.P.
By:	Strand Advisors, Inc., its General Partner

By:	/s/ James Dondero
Name:	James Dondero
Title:	President

ACIS CAPITAL MANAGEMENT, L.P.
By:	Acis Capital Management GP, LLC, its General Partner

By:	/s/ James Dondero
Name:	James Dondero
Title:	President

HIGHLAND CAPITAL HEALTHCARE ADVISORS, L.P.
By:	Highland Capital Healthcare Advisors GP, LLC, its General Partner

By:	/s/ James Dondero
Name:	James Dondero
Title:	President

File No. 812-14430

VERIFICATION

The undersigned states that he has duly executed the foregoing Application, dated March 18, 2016, for and on behalf of the Applicants, as the case may be, that he holds the office with such entity as indicated below and that all action by the directors, trustees, general partners or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

NEXPOINT CAPITAL, INC.

By:	/s/ James Dondero
Name:	James Dondero
Title:	President and Principal Executive Officer

NEXPOINT CREDIT STRATEGIES FUND

By:	/s/ Brian Mitts
Name:	Brian Mitts
Title:	Executive Vice President, Principal Financial Officer and Principal Accounting Officer

NEXPOINT ADVISORS, L.P.
By:	NexPoint Advisors GP, LLC, its General Partner

By:	/s/ Brian Mitts
Name:	Brian Mitts
Title:	Executive Vice President

HIGHLAND MULTI STRATEGY CREDIT FUND, L.P.
By:	Highland Multi Strategy Credit Fund GP, L.P., its General Partner
By:	Highland Multi Strategy Credit GP, LLC, its General Partner
By:	Highland Capital Management, L.P., its sole member
By:	Strand Advisors, Inc., its General Partner

By:	/s/ James Dondero
Name:	James Dondero
Title:	President

HIGHLAND CAPITAL HEALTHCARE PARTNERS (MASTER), L.P.
By:	Highland Capital Healthcare Partners GP, LLC, its General Partner
By:	Highland Capital Healthcare Advisors, L.P., its sole member
By:	Highland Capital Healthcare Advisors GP, LLC, its General Partner

By:	/s/ James Dondero
Name:	James Dondero
Title:	President

HIGHLAND CAPITAL MANAGEMENT, L.P.
By:	Strand Advisors, Inc., its General Partner

By:	/s/ James Dondero
Name:	James Dondero
Title:	President

ACIS CAPITAL MANAGEMENT, L.P.
By:	Acis Capital Management GP, LLC, its General Partner

By:	/s/ James Dondero
Name:	James Dondero
Title:	President

HIGHLAND CAPITAL HEALTHCARE ADVISORS, L.P.
By:	Highland Capital Healthcare Advisors GP, LLC, its General Partner

By:	/s/ James Dondero
Name:	James Dondero
Title:	President

File No. 812-14430

EXHIBIT A

NexPoint Capital, Inc.

RESOLVED, that the officers of NexPoint Capital, Inc. be, and each of them hereby is, authorized, empowered and directed to prepare, execute and submit for filing with the Securities and Exchange Commission an application for an order of exemption, including any amendments thereto, under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder from Sections 17(d) and 57(a)(4) of the 1940 Act, Rule 17d-1 thereunder and certain disclosure requirements, and such other or different Sections of the 1940 Act and rules thereunder as any such officer deems necessary or appropriate.

NexPoint Credit Strategies Fund

RESOLVED, that the president, treasurer, or secretary of NexPoint Credit Strategies Fund be, and each of them hereby is, authorized, empowered and directed to prepare, execute and submit for filing with the Securities and Exchange Commission an application for an order of exemption, including any amendments thereto, under Sections 17(d) of the 1940 Act, 57(i) of the 1940 Act, Rule 17d-1 thereunder, and such other sections of the 1940 Act and rules promulgated thereunder as any such officer deems necessary or appropriate.